UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 November 2005
Number 45/05

BHP BILLITON TO DEVELOP STYBARROW OIL FIELD
IN EXMOUTH SUB-BASIN

BHP Billiton today approved development of the Stybarrow oil field located in licence block number WA-255-P(2) in the Exmouth Sub-basin, approximately 65 kilometres from Exmouth, off the north west Australian coast.

At a water depth of approximately 825 metres it will be the deepest oil field development ever undertaken in Australia.

Project costs for Stybarrow are approximately US$600 million, of which BHP Billiton's share is 50% (approximately US$300 million). This expenditure includes the cost of field development. There is also a 10 year minimum service agreement with a Floating Production Storage and Offtake (FPSO) provider.

Discovered in February 2003, Stybarrow and the adjacent small oil rim of the Eskdale field have recoverable oil reserves estimated in a range of 60-90 million barrels of oil.

BHP Billiton Group President Energy, Philip Aiken, said the Stybarrow Development would expand BHP Billiton's producing assets in Western Australia.

"Stybarrow represents the first opportunity for BHP Billiton to commercialise reserves in the Exmouth Sub-basin which is increasing in importance as an oil province in Australian waters. Our focus in the region is in on seeking opportunities where discoveries can be appraised and rapidly advanced into developments," Mr Aiken said.

The Stybarrow project involves a subsea development and an FPSO facility which will be used to process, store and offload oil to export tankers. The vessel will be disconnectable, double-hulled and able to process approximately 80,000 barrels of liquids a day.

First production is expected during the first quarter of calendar year 2008. The estimated economic field life is 10 years.

The Stybarrow project has been subject to a comprehensive environmental impact assessment process that has involved extensive consultation with the local community and other key stakeholders.

BHP Billiton is the Operator (50%), with joint venture partner Woodside Energy Limited (50%).

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 24 November 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary